SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Anika Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

035255108
(CUSIP Number)

David Johnson
Caligan Partners LP
515 Madison Avenue, 8th Floor
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035255108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,435,993 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,435,993 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,435,993 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 035255108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,435,993 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,435,993 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,435,993 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 035255108	SCHEDULE 13D/A	Page 4 of 8 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND:

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership (“Caligan”), which serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership (the “Caligan Fund”), and managed accounts (the “Caligan Accounts”), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Accounts; and

(ii) David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan (“Mr. Johnson”, together with Caligan and Caligan Partners GP, LLC, the “Caligan Parties”), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Accounts.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal business address of each of the Caligan Parties is 515 Madison Avenue, 8th Floor, New York, New York 10022.

(c)	The principal business of each of the Caligan Parties is investment management.

(d)	During the last five years, none of the Caligan Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Caligan Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen. Caligan Partners GP LLC is a Delaware limited liability company.

CUSIP No. 035255108	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Caligan Parties used a total of approximately $33,533,156 (excluding brokerage commissions) to acquire the shares of Common Stock held by the Caligan Fund and Caligan Accounts. The source of the funds used to acquire the shares of Common Stock reported herein as beneficially owned by the Caligan Parties was the working capital of the Caligan Fund and the Caligan Accounts.

Item 4.	PURPOSE OF TRANSACTION:

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 28, 2024, the Reporting Persons and certain of their affiliates entered into a Cooperation Agreement with the Issuer (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, Caligan withdrew its prior nomination of individuals to the Board of Directors (the “Board”) of the Issuer and the Issuer appointed William Jellison (one of the individuals Caligan nominated) and Joseph Capper to the Board effective as of May 28, 2024.  The Cooperation Agreement contains customary standstill provisions, including, among other things, a restriction on the ability of the Reporting Persons to acquire cumulative ownership (directly or indirectly) of more than 9.7% of the outstanding shares of Common Stock during the Standstill Period (as defined in the Cooperation Agreement).

The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached hereto as Exhibit 99.4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER:

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

CUSIP No. 035255108	SCHEDULE 13D/A	Page 6 of 8 Pages

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 14,828,456 shares of Common Stock outstanding as of April 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the Securities and Exchange Commission on May 8, 2024.

By virtue of the Cooperation Agreement and the termination of the Nominee Agreement pursuant to its terms, the Reporting Persons and William Jellison are no longer deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. As a result, this Amendment No. 3 only reports the beneficial ownership of the Reporting Persons.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ responses in Item 4 and the second paragraph of Item 5(a) of this Amendment No. 3 are incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS:

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.4:	Cooperation Agreement, dated May 28, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K, filed on May 28, 2024).

CUSIP No. 035255108	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2024

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON

CUSIP No. 035255108	SCHEDULE 13D/A	Page 8 of 8 Pages

ANNEX A

Transactions in the Shares of Common Stock of the Issuer Since the Filing of Amendment No. 2

The following table sets forth all transactions in the shares of Common Stock reported herein effected since the filing of Amendment No. 2. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Caligan Fund and Caligan Accounts

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

03/14/2024	12,500	24.3529	24.074 - 24.50